FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Ur-Energy Inc. 1128 Clapp Lane P.O. Box 270 Manotick, Ontario K4M 1A3

2.	Date of Material Change

May 10, 2007

3.	News Release

Attached as Schedule A is a copy of the news release issued by the Corporation on May 10, 2007 at Ottawa, Ontario via CCN Matthews.

4.	Summary of Material Change

On May 10, 2007, Ur-Energy Inc. announced that it had completed its previously announced common share bought deal financing. A syndicate of underwriters led by GMP Securities L.P., and including Raymond James Ltd., Canaccord Capital Corporation and Cormark Securities Inc. purchased, on a bought deal basis, 15,158,000 common shares of Ur-Energy at a price of $4.75 per share for gross proceeds of $72,000,500 and also exercised in full an over-allotment option to purchase an additional 2,273,000 common shares at the same price of additional gross proceeds of $10,796,750.

5.	Full Description of Material Change

On May 10, 2007, Ur-Energy Inc. announced that it had completed its previously announced common share bought deal financing. A syndicate of underwriters led by GMP Securities L.P., and including Raymond James Ltd., Canaccord Capital Corporation and Cormark Securities Inc. purchased, on a bought deal basis, 15,158,000 common shares of Ur-Energy at a price of $4.75 per share for gross proceeds of $72,000,500 and also exercised in full an over-allotment option to purchase an additional 2,273,000 common shares at the same price of additional gross proceeds of $10,796,750.

Ur-Energy plans to use the net proceeds of the offering to finance the development and exploration of Ur-Energy’s uranium projects in the United States, for potential acquisitions of uranium resource properties or uranium companies in both the United States and Canada and for general corporate purposes including working capital.

The common shares have not been, and will not be registered under the United States Securities Act of 1933, as amended (the “Act”) and may not be sold or offered for sale in the United States or otherwise distributed in the United States unless they are registered under the Act or an exemption therefrom is available.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

John McNeice
Chief Financial Officer
Ur-Energy Inc.
1128 Clapp Lane
P.O. Box 270
Manotick, Ontario K4M 1A3
Telephone: (613) 692-7704

DATED at Ottawa, Ontario, this 14th day of May, 2007.

UR-ENERGY INC.

By: __/s/ John McNeice_____________
Name: John McNeice Title:
Chief Financial Officer

Schedule A

UR-ENERGY ANNOUNCES COMPLETION OF $82,797,250
BOUGHT DEAL FINANCING

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION
IN THE UNITED STATES

Ur-Energy Inc. (TSX:URE) announced today that it has completed its previously announced common share bought deal. A syndicate of underwriters led by GMP Securities L.P., and including Raymond James Ltd., Canaccord Capital Corporation, and Cormark Securities Inc. purchased, on a bought deal basis, 15,158,000 common shares of Ur-Energy at a price of $4.75 per share for gross proceeds of $72,000,500, and also exercised in full an over-allotment option to purchase an additional 2,273,000 common shares at the same price for additional gross proceeds of $10,796,750.

Ur-Energy plans to use the net proceeds of the offering to finance the development and exploration of the Company’s uranium projects in the United States, for potential acquisitions of uranium resource properties or uranium companies in both the United States and Canada and for general corporate purposes including working capital.

The common shares have not been, and will not be registered under the United States Securities Act of 1933, as amended, (the “Act”) and may not be sold or offered for sale in the United States or otherwise distributed in the United States unless they are registered under the Act or an exemption therefrom is available.

Ur-Energy is a junior mining company completing mine planning, baseline studies and permitting activities to bring two uranium deposits in Wyoming into production. The Company is also engaged in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered corporate office in Ottawa, Canada and bases its headquarters in Littleton, Colorado. The Company’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release contains forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.